INTELLIPHARMACEUTICS INTERNATIONAL INC.
30 Worcester Road
Toronto, Ontario M9W 5X2

August 7, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Intellipharmaceutics International Inc.
Registration Statement on Form F-1
SEC File No. 333-226239

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, it is hereby requested that the effective date of the above-referenced Registration Statement on Form F-1 of Intellipharmaceutics International Inc. be accelerated so that the Registration Statement will be declared effective at 4:00P.M. Eastern Daylight Time on Wednesday, August 8, 2018, or as soon thereafter as is practicable.

Very truly yours,

INTELLIPHARMACEUTICS INTERNATIONAL INC.

By:     /s/ Andrew Patient
Name: Andrew Patient
Title:  Chief Financial Officer